Exhibit 12.01
COMPUTATION OF RATIOS
September 30, 2018
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Nine Months Ended September 30, 2018	Twelve Months Ended September 30, 2018	Years ended December 31,
Dollars in Millions			2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$298.2	$392.4	$377.6	$356.8	$327.8	$318.2	$305.9
Amortization of debt premium, discount and expense (net)	3.1	4.1	4.0	4.5	4.7	9.7	5.3
Interest component on rentals	2.4	3.2	3.3	3.5	3.7	4.1	4.9
Total Fixed Charges (A)	$303.7	$399.7	$384.9	$364.8	$336.2	$332.0	$316.1
Earnings as defined:
Pretax income (loss) from continuing operations	$318.7	($380.6)	($230.7)	$865.6	$1,138.4	$786.0	$693.8
Total fixed charges above	303.7	399.7	384.9	364.8	336.2	332.0	316.1
Pretax equity in (earnings) losses of investees	3.6	10.9	8.9	(0.7)	0.8	(1.4)	(3.2)
Cash distributions from equity investees	—	0.0	2.7	3.7	4.0	7.4	9.6
Total Earnings (B)	$626.0	$30.0	$165.8	$1,233.4	$1,479.4	$1,124.0	$1,016.3
Ratio of Earnings to Fixed Charges (B/A)	2.06	0.08	0.43	3.38	4.40	3.39	3.22
Amount of Earnings Deficiency Below Fixed Charges		$369.7	$219.1

SCE&G:	Nine Months Ended September 30, 2018	Twelve Months Ended September 30, 2018	Years ended December 31,
Dollars in Millions			2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$236.7	$310.8	$300.2	$284.6	$258.4	$237.6	$226.4
Amortization of debt premium, discount and expense (net)	2.2	3.0	2.9	3.5	3.7	4.4	4.2
Interest component on rentals	2.6	3.4	3.8	4.0	4.1	4.0	4.5
Total Fixed Charges (A)	$241.5	$317.2	$306.9	$292.1	$266.2	$246.0	$235.1
Earnings as defined:
Pretax income (loss) from continuing operations	$332.2	($419.3)	($342.6)	$774.1	$711.0	$676.0	$579.7
Total fixed charges above	241.5	317.2	306.9	292.1	266.2	246.0	235.1
Pretax equity in losses of investees	4.2	5.1	4.6	3.1	5.0	5.3	3.5
Total Earnings (B)	$577.9	($97.0)	($31.1)	$1069.3	$982.2	$927.3	$818.3
Ratio of Earnings to Fixed Charges (B/A)	2.39	(0.31)	(0.10)	3.66	3.69	3.77	3.48
Amount of Earnings Deficiency Below Fixed Charges		$414.2	$338.0